EXHIBIT 99 - NEWS RELEASE

FOR IMMEDIATE RELEASE

From:      CNY Financial Corporation and
           Cortland Savings Bank
Contact:   Wesley D. Stisser, President & CEO 607.758.2223
           Steven A. Covert, EVP & CFO 607.756.8449


               CORTLAND SAVINGS ANNOUNCES THIRD QUARTER RESULTS

Cortland, New York. Cortland Savings Bank (the Bank), the recently converted wholly-owned subsidiary of CNY Financial Corporation (the Company) (Nasdaq ticker "CNYF") announced net income of $566,000 for the three months ended September 30, 1998, compared with net income of $545,000 for the third quarter of 1997. For the nine months ended September 30, 1998 and 1997 net income was $1.6 million and $1.4 million, respectively.

The reported results are for Cortland Savings Bank because the conversion of the Bank from a state chartered mutual savings bank to a state chartered stock savings bank, and related holding company formation, did not occur until October 6, 1998. On that date, the Company sold 5,251,629 shares of stock in its initial public offering and an additional 105,033 shares were contributed to the Cortland Savings Foundation.

Total assets of the Bank were $279.1 million, at September 30, 1998, which represented a $45.4 million (19.4%) increase from the end of 1997, and a $44.0 million (18.7%) increase from September 30, 1997. The majority of the increase occurred as a result of the orders for the Company's stock received as part of the Bank's conversion. At September 30, 1998, $41.2 million had been received from stock orders and had been placed in an account bearing interest at the Bank's normal savings account rate of 2.75%. These funds were invested in mortgage-backed securities, resulting in a $21.9 million increase in securities available-for-sale from the end of 1997, and in federal funds sold and interest-bearing deposits, which totaled $27.6 million at September 30, 1998, an increase of $23.6 million from December 31, 1997.

Excluding the impact of the conversion orders, the Bank's total assets increased $4.2 million (1.8%) from December 31, 1997 and $2.7 million (1.2%) from September 30, 1997. This growth occurred mainly in the loan area as the Bank continued its strong market presence in residential lending. Net loans were $159.3 million at September 30, 1998, an increase of $3.9 million (2.5%) and $1.6 million (1.0%) from December 31, 1997 and September 30, 1997, respectively. Wesley D. Stisser, President & CEO, stated: "We have been pleased with our success at attracting residential loan customers and expect to continue our marketing efforts in this area." Stisser continued: "This growth has not been without cost, however. Because of low market interest rates, the Bank has experienced the prepayment of higher yielding loans into lower rate products."

This trend, which is being experienced by most financial institutions, resulted in a reduction in the Bank's annualized yield on loans to 8.44% for the three months ended September 30, 1998, compared with 8.63% for the nine months ended September 30, 1998 and 8.53% for the third quarter of 1997. Mr. Stisser noted:
"If market rates remain at their current low levels, the Bank may experience additional reductions in the yield on its loan portfolio, but we expect to offset the effect of residential mortgage prepayments by increasing our


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emphasis on commercial lending through the expansion of our commercial lending department in Cortland County, as well as entering the surrounding counties."

The Bank's level of non-performing assets to total assets was .53% at September 30, 1998, compared with 2.04% and 2.94% at December 31, 1997 and September 30, 1997, respectively. This improvement occurred as the result of the sale of approximately $5.0 million of loans in the first quarter of 1998, and continued attention to credit quality by the Bank's lending personnel. The improved level of non-performing assets has allowed the Bank to reduce its provision for loan losses to $100,000 for the three months ended September 30, 1998 compared with $200,000 in the third quarter of 1997.

Non-interest income for the quarter ended September 30, 1998 was $770,000, an increase of $534,000 which reflects a $658,000 insurance settlement related to the officer defalcation discovered in 1996 which brings that matter to a close, partially offset by a $57,000 reduction in net income earned on rental properties owned by the Bank and various other fluctuations.

Non-interest expense was $1.9 million and $1.6 million for the three months ended September 30, 1998 and 1997, respectively. The primary contributor to this $302,000 increase was a $406,000 accrual recorded for the planned termination of the Bank's defined benefit plan reflected in salaries and employee benefits expense. The plan was frozen on September 30, 1998 and will be terminated effective December 31, 1998. The final expense of the termination may differ from the accrual depending on market interest rate fluctuations and actuarial valuations. The expense of the termination was partially offset by a $120,000 reduction in other non-interest expense which is attributed to a $65,000 adjustment related to deferred directors fees in the third quarter of 1997, and a reduction in costs associated with other real estate owned and loan collections of $80,000 as the level of problem assets has declined significantly.

Income tax expense for the quarter ended September 30, 1998 was $576,000 compared with $212,000 for the same period in 1997, representing a $364,000 increase. The income tax expense for 1998 includes $80,000 accrued for estimated excise taxes related to the pension plan termination.

Certain statements in this press release and other public announcements by the Company, when discussing the future, may use words like "will probably result," "are expected to," "may cause," "is anticipated," "estimate," "project," or similar words. These words represent forward-looking statements. Many factors could cause the Company's or Bank's actual future results and future experience to be different from what is described in the forward-looking statements. Future profitability, interest rate sensitivity, and the adequacy of the allowance for loan losses can be affected by, for example, (i) deterioration in local, regional, national, or global economic conditions which could cause an increase in loan delinquencies, a decrease in property values, or a change in the housing turnover rate; (ii) changes in market interest rates or changes in the speed at which market interest rates change; (iii) changes in laws and regulations affecting the financial service industry; (iv) changes in competition; and (v) changes in consumer preferences.

CNY Financial Corporation is a publicly traded bank holding company headquartered in Cortland, New York. The Company serves its community through its wholly-owned subsidiary, Cortland Savings Bank. The Bank operates three full service offices in Cortland County and a loan production office in Ithaca, Tompkins County.


                                  Tables Follow

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                          FINANCIAL HIGHLIGHTS SUMMARY

                                    AT SEP. 30,      AT DEC. 31,    AT SEP. 30,
SELECTED BALANCE SHEET DATA:           1998             1997           1997
                                    -------------------------------------------
                                                    (In thousands)

Total assets                           279,134         233,729        235,152
Loans receivable, net                  159,341         155,422        157,709
Loans held-for-sale                          0           2,541              0
Allowance for loan losses                2,407           2,143          2,245
Securities available-for-sale           65,999          44,140         47,086
Securities held-to-maturity             11,373          12,550         13,118
Deposits                               241,772         199,770        200,609
Total net worth                         32,780          30,740         32,040

                                                        THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                           SEPTEMBER 30,                      SEPTEMBER 30,
                                                    -------------------------------------------------------------
SELECTED OPERATIONS DATA:                            1998            1997                1998               1997
                                                    -------------------------------------------------------------
                                                                          (In thousands)
Interest income                                      4,442           4,434              13,090             13,319
Interest expense                                     2,064           2,109               6,077              6,259
-----------------------------------------------------------------------------------------------------------------
     Net interest income                             2,378           2,325               7,013              7,060
Provision for loan losses                              100             200                 250                650
-----------------------------------------------------------------------------------------------------------------
     Net interest income after provision
for loan losses                                      2,278           2,125               6,763              6,410
Service charges                                        193             154                 561                458
Net gain on loan sales                                   0               1                  36                 13
Other non-interest income                              577              81                 696                173
-----------------------------------------------------------------------------------------------------------------
                                                       770             236               1,293                644
Salaries & employee benefits                         1,214             745               3,013              2,323
Building, occupancy & equipment                        177             224                 572                748
Other non-interest expense                             515             635               1,659              1,713
-----------------------------------------------------------------------------------------------------------------
                                                     1,906           1,604               5,244              4,784
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                           1,142             757               2,812              2,270
Income tax expense                                     576             212               1,192                878
-----------------------------------------------------------------------------------------------------------------
Net income                                             566             545               1,620              1,392
=================================================================================================================

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FINANCIAL HIGHLIGHTS SUMMARY, CONTINUED

SELECTED FINANCIAL RATIOS AND OTHER DATA:

                                                                  AT OR FOR THE                        AT OR FOR THE
                                                               THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                        SEPTEMBER 30,
                                                             ----------------------------------------------------------
                                                              1998              1997             1998             1997
                                                             ----------------------------------------------------------
PERFORMANCE RATIOS:
Return on average assets                                      0.92%             0.91%            0.91%            0.79%
Return on average net worth                                   7.05%             6.97%            6.94%            6.10%
Average interest-earning assets to
     average interest-bearing liabilities                   115.87%           116.22%          115.48%          115.58%
Net interest rate spread                                      3.52%             3.49%            3.64%            3.62%
Net interest margin                                           4.09%             4.09%            4.20%            4.20%
Net interest income after provision for
     loan losses to total non-interest expenses                1.20              1.32             1.29             1.34
Efficiency ratio                                             60.55%            62.66%           63.41%           62.20%

NET WORTH AND ASSET QUALITY RATIOS:
Average net worth to average total assets                    13.01%            13.04%           13.16%           12.89%
Total net worth to assets end of period                      11.74%            13.63%           11.74%           13.63%
Risk-based capital ratio                                     22.35%            23.51%           22.35%           23.51%
Non-performing assets to total assets                         0.53%             2.94%            0.53%            2.94%
Non-performing loans to total loans                           0.76%             3.80%            0.76%            3.80%
Allowance for loan losses to total loans                      1.49%             1.40%            1.49%            1.40%
Allowance for loan losses to non-performing loans           194.74%            36.98%          194.74%           36.98%
